File No. 0-17551

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report on Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the Period of November 29, 2002

DYNAMIC OIL & GAS, INC.
(Registrant’s name)

Airport Executive Park
#205, 10711 Cambie Road
Richmond, B.C.
Canada V6X 3G5
(Address of principal executive offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20F or Form 40-F

Form 20-F X	Form 40-F

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): Not applicable

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dynamic Oil & Gas, Inc
(Registrant)

Dated: 11-29-02	By: /s/ Mike Bardell

Mike Bardell, Chief Financial Officer &
Corporate Secretary

November 29, 2002

Fiscal 2003, Q2 Financial Highlights

Dynamic Oil & Gas, Inc. reported today financial and operational highlights for the three and six months ended September 30, 2002 compared with the same periods of the previous year.

(Unless otherwise indicated, $(000’s)	For the Three Months Ended		For the Six Months Ended

Statements of Operations	Sep 30, 2002	Sep 30, 2001	Sep 30, 2002	Sep 30, 2001

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gross revenue	6,418	6,886	13,612	13.536
Cash flow from operations[1]	3,031	3,028	5,686	6,038
- per share, basic ($)	0.15	0.15	0.28	0.30
- per share, diluted ($)	0.15	0.15	0.28	0.29
Earnings	490	911	1,314	1,560
- per share, basic ($)	0.02	0.05	0.06	0.08
- per share, diluted ($)	0.02	0.05	0.06	0.08
Capital expenditures	3,385	1,329	3,936	18,710

Daily production
Natural gas (mcf/d)	14,147	15,590	14,400	13,086
Natural gas liquids (bbls/d)	677	677	693	543
Oil (bbls/d)	192	71	164	52
All products (boe2/d)	3,227	3,346	3,257	2,776
Total Q1 production (mboe)	297	308	596	508

Weighted average sales prices
Natural gas ($/mcf)	3.50	3.57	3.81	4.41
Natural gas liquids ($/bbl)	18.89	21.46	18.95	23.98
Oil ($/bbl)	42.54	42.75	41.12	41.99
Equivalent ($/boe)	21.71	21.89	22.82	26.29
Field netback[3] ($/boe)	11.79	12.69	12.33	14.87

[1]
Cash flow from operations = is a non-GAAP measure that is therefore may not be comparable to similar measures presented by other companies. It is defined as Cash Provided by Operating Activities in the Company’s Statements of Cash Flows before Changes in Non-Cash Working Capital Affecting Operating Activities.

[2]	boe = barrels of oil equivalent (6 mcf = 1 bbl); mboe = one thousand boe.
[3]	Field netback = revenues less royalties and production costs.

	As at Sep 30				March 31

Balance Sheets	2002		2001		2002

	(unaudited	)	(unaudited	)	(audited	)
Working capital	(12,739)		(12,950)		(13,280)
Total assets	38,158		43,847		37,152
Shareholders’ equity	17,650		21,558		16,593
Common shares, (000’s)
authorized 60 million
- basic	20,407		20,312		20,365
- diluted	20,417		20,624		20,467
- period end	20,313		20,335		20,462

Dynamic Oil & Gas, Inc. Airport Executive Park Suite 205 – 10711 Cambie Road Richmond, British Columbia Canada V6X 3G5
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com

Highlights – Second Quarter (“Q2”) Fiscal 2003
In Q2 fiscal 2003, our cash flow generated from operations was $3.0 million while earnings were $0.5 million. During all of July, natural gas prices were dramatically weaker than in August and September. Combined with the fact that our total production was over 70% natural gas, our cash flows for Q2 fiscal 2003 were lower by approximately $0.3 million. During the quarter, we significantly increased our oil production during a period of strong oil prices.

At the close of Q2 fiscal 2003, we utilized $13.0 million of our revolving, demand credit facility, leaving an undrawn balance of $8.0 million available. During the first six months of fiscal 2003, our cash generated from operating activities was sufficient to fund our total capital expenditures and exploration expenses.

Our average daily production of natural gas and natural gas liquids, combined, decreased by 240 boe per day (“boe/d”) or 7%, to 3,035 boe/d in Q2 fiscal 2003 compared to Q2 fiscal 2002. This decrease is the net result of production declines of 534 boe/d from Peavey/Morinville and St. Albert, offset by new production of 294 boe/d from Halkirk and Alexander, two fields that were not yet developed a year ago.

In Q2 fiscal 2003, a dual-use wellbore used to produce gas at St. Albert from the BQ-A and BQ-B zones was changed to a single-use wellbore that continues to produce only from the BQ-A. The change has not affected total BQ-B reserves, as they continue to be produced from other nearby wellbores. It has, however, decreased BQ-B production by approximately 300 boe/d. Toward the end of Q2 fiscal 2003, a new gas well at Halkirk began producing at an initial average daily rate of 472 mcf per day. In the latter half of fiscal 2003 at Halkirk, we expect to tie in a standing gas well, drill another one and add compression facilities.

Our average daily production of crude oil during Q2 fiscal 2003 increased by 121 boe/d or 170%, to 192 boe/d compared to Q2 fiscal 2002. This increase was due to three new St. Albert oil well discoveries coming on stream at various times during the quarter. One of the wells, 06-25, commenced a two-week production test on September 30. Due to the fact the well began producing on the last day of Q2 fiscal 2003, it did not add significantly to the total average daily production of the quarter. However, on that day the well flowed 629 barrels of oil. The two other oil wells, St. Albert 11-25 and 10-36, produced for most of the quarter at daily average rates between 53 and 71 barrels of oil per day.

In July, natural gas daily spot prices plummeted to approximately half of their late June levels and by early August, they recovered. The effect of this spot market price drop on our weighted average natural gas price of $3.50 per mcf (“/mcf”) in Q2 fiscal 2003 was softened by our sales into the aggregate market. Comparatively, our weighted average price for Q2 fiscal 2002 was $3.57/mcf. From Q2 fiscal 2002 to Q2 fiscal 2003, our weighted average price for natural gas liquids decreased $2.57 per barrel (“/bbl”) or 12%, to $18.89/bbl and our weighted average price for oil remained relatively constant.

Our fiscal 2003 year-to-date weighted average price realized for natural gas decreased by $0.60/mcf or 14%, to $3.81 from the same period in fiscal 2002. From fiscals 2002 to 2003, our year-to-date average price for natural gas liquids decreased by $5.03/bbl or 21%, to $18.95/bbl and our weighted average price for oil remained relatively constant.

Dynamic Oil & Gas, Inc. Airport Executive Park Suite 205 – 10711 Cambie Road Richmond, British Columbia Canada V6X 3G5
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com

During Q2 fiscal 2003, our capital expenditures increased by $2.0 million or 155%, to $3.4 million over Q2 fiscal 2002. Of our total capital expenditures in Q2 fiscal 2003, we incurred 64% for drilling and facilities at St. Albert, 17% at Halkirk, and the balance at Cypress and Orion, BC. In Q2 fiscal 2002, we spent 87% of our total capital expenditures developing the Halkirk property.

Apart from $14.7 million spent last year for the acquisition of additional working interests at St. Albert, our level of capital spending remained unchanged in the first six months of fiscal 2003 from the comparable period a year ago.

We will continue to focus on exploration activity, production increases, and reserves development in our core areas for the remainder of fiscal 2003. Our core areas in central Alberta are St. Albert and Halkirk, and in northeastern BC they are Orion and Sikanni/Cypress.

Dynamic Oil & Gas, Inc. is a Canadian based energy company engaged in the production and exploration of Western Canada’s natural gas and oil reserves. We own working interests in several central Alberta producing properties, and in early-stage exploration properties located in southwestern and northern British Columbia.

On Behalf of our Board of Directors,

Wayne J. Babcock
President & CEO

"THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, UNCERTAINTY RELATING TO THE RATE OF CAPITAL SPENDING AND CREDIT LINE USAGE FOR THE BALANCE OF FISCAL 2003. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING A RISK THAT INITIAL PRODUCTION FROM NEW WELLS WILL CONTINUE AT RATES REPORTED FOR A PERIOD OF AT LEAST ONE YEAR, AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON AUGUST 19, 2002."

Dynamic Oil & Gas, Inc. Airport Executive Park Suite 205 – 10711 Cambie Road Richmond, British Columbia Canada V6X 3G5
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com

DYNAMIC OIL & GAS, INC.

2nd Quarter Interim Report as of September 30 2002

CORPORATE INFORMATION

Airport Executive Park
205 – 10711 Cambie Road
Richmond, BC Canada V6X 3G5
Tel: 604/214-0550
Toll free: 1-800/663-8072
Fax: 604/214-0551
E-mail: infodynamic@dynamicoil.com
Website: www.dynamicoil.com
(For Canadian equivalent of "Edgar", see www.sedar.com)

Directors
Wayne J. Babcock
John A. Greig
David J. Jennings
John Lagadin
Jonathan A. Rubenstein
Donald K. Umbach

Officers
Wayne J. Babcock, *President & CEO*
Donald K. Umbach, *Vice President & COO*
James R. Britton, *Vice President, Exploration*
Michael A. Bardell, *CFO & Corporate Secretary*

Stock Transfer Agent
CIBC Mellon Trust Company
1600 – 1066 W. Hastings St.
Vancouver, BC Canada V6E 3X1

Bank
National Bank of Canada
407 Eighth Avenue S.W.
Calgary, AB Canada T2P 1E5

Lawyers
Irwin, White & Jennings
2620 – 1055 W. Georgia St.
Vancouver, BC Canada V6E 3R5
Perkins Coie LLP
6th Floor – 1620 26th St.
Santa Monica, CA, USA 90404

Auditors
Ernst & Young LLP
700 West Georgia Street
Vancouver, BC Canada V7Y 1C7

Trading Symbols
NASDAQ:DYOLF
TSE:DOL

PRESIDENT'S MESSAGE

PRESIDENT'S MESSAGE

To Our Shareholders and Prospective Shareholders:

In the following paragraphs, I wish to review the development and exploration initiatives undertaken during our second quarter ("Q2") ended September 30, 2002.

Development activity at St. Albert

Estimated reserves associated with the 06-25, 11-25 and 10-36 wells will be included in our year-end reserves report.

Also at St. Albert 14-36, we shut in of one of two zones in a dual-zone wellbore. Previously, the wellbore produced from the BQ-A and BQ-B zones and at the end of Q2, it produced from only the BQ-A zone. The shut in of the BQ-B had the effect of decreasing our average daily production by approximately 300 boe/d. Estimated reserves associated with the BQ-B zone in this wellbore were not affected by the shut in, as BQ-B reserves continue to be produced from other nearby wellbores.

Dynamic operates the St. Albert field and has a 75% working interest in the oil and gas production.

Development activity at Halkirk

At Halkirk, we commenced production in mid-September at a rate of 472 mcf/d from a new gas well, our seventh in that field. We drilled an eighth well in Q2, scheduled it for late-November completion and tie-in, and planned a ninth one for late-December drilling.

We are Operator of the Halkirk field and presently have a weighted average working interest of 95%.

Exploration activity at Sikhanni/Cypress

On July 30, 2002, I announced the terms of a participation and farmin agreement covering lands in the Sikhanni/Cypress area approximately seventy miles northwest of Fort St. John, BC. The agreement gave us the right to earn an average working interest of 35% in approximately 5,120 acres by participating at 50% in the cost of drilling two exploratory test wells. Drilling of the first well, a 'tight-hole', started in Q2 fiscal 2003 but did not yet finish in the quarter.

Exploration activity at Orion

On June 10, 2002 I announced a farmout agreement with a large Canadian oil and gas company ("farmee") on our Orion acreage in northeast BC. In Q2 fiscal 2003, the farmee drilled a horizontal well, and completed it as a potential gas well in the Jean Marie formation.

Current status of activities

In my November 19, 2002 news release, I provided shareholders with a post-Q2 update to our development and exploration activities on the above properties. Our website, www.dynamicoil.com, has a fresh, new look and I invite you to visit the site for updates, news and more.

Wayne J. Babcock
President and CEO

1 DYNAMIC OIL & GAS, INC. 2nd Quarter Interim Report as of September 30 2002

INTERIM REPORT HIGHLIGHTS

(All numbers in the tables below are in $(000's), unless otherwise indicated)

Period Ended September 30	Three Months			Six Months		
Statements of Operations	2002	2001	% Chg	2002	2001	% Chg
Gross revenue	6,418	6,886	(7)	13,612	13,536	1
Cash flow from operations[1]	3,031	3,028	-	5,686	6,038	(6)
per share, basic ($)	0.15	0.15	-	0.28	0.30	(7)
per share, diluted ($)	0.15	0.15	-	0.28	0.29	(3)
EBITDA[2]	2,424	2,681	(10)	5,272	4,495	17
per share, basic ($)	0.12	0.13	(8)	0.26	0.22	18
per share, diluted ($)	0.12	0.13	(8)	0.26	0.22	18
Earnings	490	911	(46)	1,314	1,560	(16)
per share, basic ($)	0.02	0.05	(60)	0.06	0.08	(25)
per share, diluted ($)	0.02	0.05	(60)	0.06	0.08	(25)
Capital expenditures	3,385	1,329	155	3,936	18,710	(79)
Daily production						
Natural gas (mcf/d)	14,147	15,590	(9)	14,400	13,086	10
Natural gas liquids (bbls/d)	677	677	-	693	543	24
Oil (bbls/d)	192	71	170	164	52	215
All products (boe[3]/d)	3,227	3,346	(4)	3,257	2,776	17
Total production (mboe)	297	308	(4)	596	508	17
Weighted average sales prices						
Natural gas ($/mcf)	3.50	3.57	(2)	3.81	4.41	(14)
Natural gas liquids ($/bbl)	18.89	21.46	(12)	18.95	23.98	(21)
Oil ($/bbl)	42.54	42.75	-	41.12	41.99	(2)
Equivalent ($/boe)	21.71	21.89	(1)	22.82	26.29	(13)
Field netback[4] ($/boe)	11.79	12.69	(7)	12.33	14.87	(17)

[1] *Cash flow from operations = Cash Provided by Operating Activities in the Statements of Cash Flows before Changes in Non-Cash Working Capital Affecting Operating Activities. Cash flow from operations is a non-GAAP measure that does not have standardized meaning as prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.*

[2] *EBITDA = earnings before interest, taxes, amortization and depletion. EBITDA is a non-GAAP measure that does not have standardized meaning as prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.*

[4] *Field netback = revenues less royalties and production costs.*

	Period Ending September 30			March 31
Balance Sheets	2002	2001	% Chg	2002 (audited)
Working capital	(12,739)	(12,950)	2	(13,280)
Total assets	38,158	43,847	(13)	37,152
Shareholders' equity	17,650	21,558	(18)	16,593
Common shares outstanding (000's) (authorized 60 million)				
basic	20,407	20,312	-	20,365
diluted	20,417	20,624	(1)	20,467
period end	20,313	20,335	-	20,462

(All numbers stated in Canadian dollars and unless otherwise indicated, unaudited)

INTERIM REPORT HIGHLIGHTS

2

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with our Unaudited Financial Statements included in this second quarter ("Q2") interim report. Our Unaudited Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada.

Unless otherwise noted, amounts are in thousands of Canadian dollars, and production volumes are before royalties. When production and sales volume amounts of all products are combined, they are expressed on a barrels-of-equivalent ("boe") basis, where gas volumes in thousands of cubic feet ("mcf") are converted to boe on a 6:1 basis (6 mcf = 1 boe).

In the Management's Discussion and Analysis, "Cash Flow from Operations" is a non-GAAP term and is defined as Cash Generated from Operating Activities in the Statements of Cash Flows before Changes in Non-Cash Working Capital Affecting Operating Activities.

Highlights – Q2 Fiscal 2003

These items are discussed more fully, on a comparative basis to fiscal 2002, in the remainder of the Management's Discussion and Analysis.

Production Volumes

Our average daily production of crude oil during Q2 fiscal 2003 increased by 121 boe/d or 170%, to 192 boe/d compared to Q2 fiscal 2002. This increase was due to three new St. Albert oil well discoveries coming on stream at various times during the quarter. Our quarter-end exit rate for crude oil was 800 boe/d.

Our average daily production of all products during the first half of fiscal 2003 increased by 481 boe/d or 17%, to 3,257 boe/d compared to the same period last year. This increase is largely the result of our acquiring additional working interests at St. Albert after the first quarter of last year.

Product Prices

Our natural gas portfolio is split between two primary markets, one being an aggregator pool called ProGas (www.progas.com), the other called AECO (www.encanastorage.com). ProGas, a wholly-owned subsidiary of BP Canada, 'aggregates' supplies of natural gas to sell into a basket of spot, short term (less than one year) and long-term contracts, both domestic and export. Producers realize a netback price for their natural gas, which is a blend of all contracts, less transportation differentials.

AECO, an intra-Alberta trading hub, offers producers the opportunity to participate in daily spot natural gas transactions. The AECO Index, composed of daily spot, monthly and term deals typically tracks the NYMEX Index, less transportation differentials and currency exchange.

We market our natural gas liquids and crude oil based on monthly prices posted by the major purchasers at Edmonton, Alberta. These prices correlate closely to the price of West Texas Intermediate, allowing for quality adjustments and location differentials.

We are currently selling our uncommitted natural gas volumes into the AECO spot market; however, our marketing strategy includes securing monthly and term deals, if optimal. In Q2 fiscal 2003, we sold 48% of our total natural gas through AECO spot as compared to 43% in Q2 fiscal 2002.

3 DYNAMIC OIL & GAS, INC. 2nd Quarter Interim Report as of September 30 2002

Our fiscal 2003 year-to-date weighted average price realized for natural gas decreased by $0.60/mcf or 14%, to $3.81 from the same period in fiscal 2002. Compared to fiscal 2002 year-to-date, our weighted average price for natural gas liquids decreased in fiscal 2003 year-to-date by $5.03/bbl or 21%, to $18.95/bbl and our weighted average price for oil remained relatively constant.

Revenue

Total revenue in Q2 fiscal 2003 decreased by $0.5 million or 7%, to $6.4 million from Q2 fiscal 2002. The price/volume variance table below shows variance decreases in prices of all commodities and in volume sales of natural gas between Q2 fiscals 2003 and 2002. Also shown are variance increases in volumes sales of natural gas liquids and crude oil during the same period. Total revenue in the first half of fiscal 2003 was relatively unchanged from the first half of fiscal 2002. The table shows variance decreases in prices of all commodities being virtually offset by increases in sales volumes of all commodities. See "Production Volumes" and "Product Prices" above for discussion.

Oil revenues in the first half of fiscal 2003 comprised 9% of total revenues; while in the first half of fiscal 2002 oil revenues made up 3% of total revenues. The 6% increase was correspondingly offset by a decrease in natural gas revenues.

For the following comparative periods	Q2 Fiscals 2003 vs 2002		Year-to-Date Fiscals 2003 vs 2002	
Increase (decrease) in revenue of:	Amount	%	Amount	%
Natural gas				
resulting in variances in price	(103)	(22)	(1,463)	(1,912)
resulting in variances in volume sales	(613)	(131)	749	978
Natural gas liquids				
resulting in variances in price	(160)	(34)	(500)	(653)
resulting in variances in volume sales	22	4	520	680
Crude oil				
resulting in variances in price	(1)	-	(8)	(11)
resulting in variances in volume sales	388	83	779	1,018
Total	(468)	(100)	77	100

Royalties and Mineral Taxes

In Q2 fiscal 2003, a reduction was recorded against crown royalties of $0.2 million that pertained to the previous quarter. Freehold and overriding royalties decreased in Q2 fiscal 2003 from Q2 fiscal 2002 due to a combination of decreased sales volumes and lower commodity prices. In the first half of fiscal 2003, Crown, freehold, overriding royalties and Alberta Royalty Tax Credits ("ARTC") decreased from those in the first half of fiscal 2002 due to commodity price differentials between the two periods. Mineral taxes in the first half of fiscal 2003 reflect a prior period tax reassessment of $0.2 million.

Royalties

	Three Months Ended Sept. 30			Six Months Ended Sept. 30		
	2002	2001	% Chg	2002	2001	% Chg
Crown	37	202	(82)	455	659	(31)
Freehold and overriding	810	972	(17)	1,771	2,371	(25)
Freehold mineral taxes*	209	150	39	591	300	97
	1,056	1,324	(20)	2,817	3,330	(15)
ARTC	(21)	(39)	(46)	(43)	(77)	(44)
Total	1,035	1,285	(19)	2,774	3,253	(15)

**Based on current industry trend, we have reclassified mineral taxes from production costs to royalties in fiscal 2003. For comparison purposes, prior years have been restated in the Statement of Operations and Deficit.*

Production Costs

Our total production costs in Q2 fiscal 2003 increased by $0.3 million or 17%, to $1.9 million over Q2 fiscal 2002. On a boe basis, this represented a $1.11 per boe increase or 21%, to $6.34 per boe. This increase is due in part to an under-accrual of Q1 fiscal 2003 production cost estimates at St. Albert.

In fiscal 1998, we agreed to sell and lease back certain gas processing facilities at St. Albert. The initial leaseback term ends on December 31, 2002 and we have decided to exercise our option to purchase the assets under lease for a price of $0.8 million. Beyond that date, our unit production costs will decrease accordingly, a decrease that if based on Q2 fiscal 2002 production levels would be $0.56 per boe.

Our unit production costs for fiscal 2003 year-to-date increased by $0.9 million or 33%, to $3.5 million over the first six months of fiscal 2002. This represents an increase of $0.68 per boe or 13%, to $5.85 per boe. Of this increase, $0.32 per boe is due to the non-repetitive prior period expenses at St. Albert mentioned above.

(All numbers stated in thousands of Canadian dollars and unaudited)

MANAGEMENT'S DISCUSSION AND ANALYSIS

4

Production costs

	Three Months Ended Sept. 30			Six Months Ended Sept. 30		
	2002	2001	% Chg	2002	2001	% Chg
Production costs – total	1,883	1,609	17	3,488	2,627	33
Per boe ($)	6.34	5.23	21	5.85	5.17	13

**Based on current industry trend, we have reclassified mineral taxes from production costs to royalties in fiscal 2003. For comparison purposes, prior years have been restated in the Statement of Operations and Deficit.*

General and Administrative Expenses

Our total general and administrative expenses for Q2 fiscal 2003 remained relatively unchanged compared to Q2 fiscal 2002. In fiscal 2003, our year-to-date total general and administrative expenses decreased by $0.1 million or 10%, to $1.1 million from the comparable period in fiscal 2003. The $0.1 million was the net result of certain decreases and increases. The decreases were associated with interest and professional fees incurred in Q1 fiscal 2002 relating to the acquisition of additional working interests at St. Albert. The increases were associated with salaries and cost recoveries associated with our becoming Operator of the St. Albert field.

Interest Expense

At the end of Q2 fiscal 2003, $13.0 million of our revolving, demand operating loan with our corporate bank was outstanding, compared to $14.8 million outstanding at the end of Q2 fiscal 2002. Interest expense remained relatively even between the comparable quarters. On a comparative year-to-date basis, our interest expense increased by $0.1 million or 57%, to $0.3 million. This increase was due to the fact that we used our operating loan to acquire additional St. Albert working interests just at the close of Q1 fiscal 2002.

Amortization and Depletion

Our amortization and depletion expense in Q2 fiscal 2003 increased by $0.4 million or 29%, to $1.6 million over Q2 fiscal 2002. Most of this increase was due to depletion of two new fields, Alexander and Halkirk that began producing subsequent to Q2 fiscal 2002. On a year-to-date basis, amortization and depletion expense in fiscal 2003 increased by $0.9 million or 44%, to $2.9 million. This increase includes additional depletion of Alexander and Halkirk assets, and of additional assets acquired in Q1 fiscal 2002 at St. Albert.

Exploration Expenses

Our total exploration expenses decreased in Q2 2003 by $0.2 million, or 32%, to $0.5 million from Q2 fiscal 2002. In the year-to-date fiscal 2003, there were no unsuccessful drilling attempts while there were three in last year's comparable period. Accordingly, exploration expenses related to drilling in the first six months of fiscal 2003 decreased by $1.2 million or 77%, to $0.4 million from the comparable period last year. However, seismic expenses increased in the first six months by $0.3 million or 100%, to $0.5 million, due to this year's expanded programs in central Alberta and northeastern BC.

Income Taxes

Current income tax expenses and the provision for future income tax expenses grow commensurate with funds flow from operations and earnings. During Q2 fiscals 2003 and 2002, our current income tax expense were recoveries. The recovery in Q2 fiscal 2003 decreased by $0.6 million or 69%, to $0.3 million from Q2 fiscal 2002. In fiscal 2003 year-to-date, our current income tax expense increased by $0.7 million or 147%, to $0.2 million.

The effective income tax expense rate for Q2 and the year-to-date for fiscal 2003 was 29.2% and 35.1%, respectively, compared to a full-year tax recovery rate of 35.1% for fiscal 2002.

Liquidity and Capital Resources

At the end of Q2 fiscal 2003, we had a working capital deficit of $12.7 million that included a $13.0 million operating loan balance outstanding. Cash flow from operations for Q2 fiscal 2003 remained relatively unchanged from Q2 fiscal 2002. Cash flow generated from operations during the first six months of fiscal 2003 decreased by $0.4 million or 6%, to $5.7 million from $6.0 million from the corresponding period of fiscal 2002. Lower prices in all commodities and a net increase in royalties and production costs were the main contributors to this decrease.

Presently, our cash flows are expected to be sufficient to meet our capital spending requirements for the remainder of fiscal 2003.

During Q2 and year-to-date fiscal 2003, we repurchased and canceled 149,000 common shares pursuant to our normal course issuer bid that commenced May 1, 2002 and will terminate March 31, 2003 or earlier. In the first half of fiscal 2003, we did not undertake any derivative or hedging activities.

Capital Expenditures

Capital spending for the remainder of fiscal 2003 will continue to focus on exploration activity, production increases, and

MANAGEMENT'S DISCUSSION AND ANALYSIS

5 DYNAMIC OIL & GAS, INC. 2nd Quarter Interim Report as of September 30 2002

reserves development in our core areas. Our core areas in central Alberta are St. Albert and Halkirk, in northeastern BC they are Orion and Sikanni/Cypress. On May 28, 2002, we announced a fiscal 2003 capital spending budget of $18.1 million and management presently expects it will meet or exceed that spending level.

Capital expenditures

	Three Months Ended Sept. 30			Six Months Ended Sept. 30		
	2002	2001	% Chg	2002	2001	% Chg
Drilling, completions and tie-ins	1,911	834	1	2,233	2,625	(15)
Facilities	358	356	–	503	897	(44)
Land acquisitions	1,115	125	800	1,163	352	230
Furniture, fixtures and computer	1	14	(92)	37	89	(58)
Sub-total	3,385	1,329	155	3,936	3,963	(1)
Property acquisition – St. Albert	–	–	–	–	14,558	–
Total	3,385	1,329	155	3,936	18,521	(79)

Production Outlook

Our daily average production rate for all commodities is estimated to increase to 4,000 boe/d by the end of November 2002 and to approximately 4,500 boe/d by mid-February 2003. Of the 4,000 boe/d estimate, 62% is natural gas, 16% natural gas liquids and 22% crude oil. Of the 4,500 boe/d estimate, 57% is natural gas, 15% natural gas liquids and 28% crude oil. Our growth in natural gas production is expected to come from added Ostracod and Viking zones at St. Albert and Halkirk, respectively, and our growth in crude oil is expected to originate from the Leduc/Nisku zones at St. Albert.

New Accounting Pronouncements – Accounting for Asset Retirement Obligations

The CICA has issued an Exposure Draft that will harmonize Canadian GAAP for asset retirement obligations with US GAAP. The proposed Section addresses statutory, regulatory, contractual and other legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation. Asset retirement obligations are initially measured at fair market value at the time the obligation is incurred. A corresponding amount is capitalized as part of the asset's carrying amount and depreciated over the asset's useful life using a systematic and rational allocation method. The proposed Section is expected to be effective for fiscal years beginning on or after January 1, 2004 with earlier adoption encouraged. The total impact on our financial statements has not yet been determined.

Special Note Regarding Forward-Looking Statements

Certain statements in this Quarterly Report, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Additionally, forward-looking statements may be made orally or in press releases, conferences, reports, on our worldwide website or otherwise, in the future, by or on our behalf. Such statements are generally identifiable by words used such as "plan", "expect", "estimate", "budget", "anticipate", "believe" or other similar words.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for natural gas, natural gas liquids and oil products; the ability to produce and transport natural gas, natural gas liquids and oil; the results of exploration and development drilling and related activities; economic conditions in the country and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict and the negotiation and closing of material contracts. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to future natural gas, natural gas liquids or oil production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding for its capital program; drilling of new wells; demand for natural gas, natural gas liquids and oil products; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recovery of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectibility of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels and changes in any of the foregoing are forward-looking statements, and there can be no assurance that the expectations conveyed by such forward-looking statements will, in fact, be realized. Readers should also refer to the other risk and uncertainty factors detailed from time to time in our Annual Report of Form 20-F filed with the US Securities and Exchange Commission, last filed on August 15, 2002.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity, achievements or financial condition. We wish to caution readers not to place undue reliance on any forward-looking statement and to recognize that the statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above, as well as others not now anticipated. The foregoing statements are not exclusive and further information concerning us, including factors that potentially could materially affect our financial results, may emerge from time to time. We assume no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

(All numbers stated in thousands of Canadian dollars and unaudited)

MANAGEMENT'S DISCUSSION AND ANALYSIS

6

BALANCE SHEETS

BALANCE SHEETS

	As at September 30 2002	March 31 2002 (audited)
Assets		
Current		
Accounts receivable	$ 5,935,329	$ 5,979,532
Prepaid expenses	573,589	365,227
Total current assets	6,508,918	6,344,759
Future income tax asset	–	279,000
Natural gas and oil interests	31,501,164	30,365,636
Capital assets	147,735	162,499
	$ 38,157,817	$ 37,151,894
Liabilities & Shareholders' Equity		
Current		
Bank indebtedness	$439,955	$842,812
Operating loan	13,000,000	14,750,000
Accounts payable & accrued liabilities	5,634,925	3,611,314
Income taxes payable	173,078	421,360
Total current liabilities	19,247,958	19,625,486
Deferred gain on sale	35,613	109,327
Provision for future removal and site restoration	1,025,637	824,098
Future income tax liability	198,427	–
Total liabilities	20,507,635	20,558,911
Shareholders' equity		
Share capital	20,762,632	20,914,522
Deficit	(3,112,450)	(4,321,539)
Total shareholders' equity	17,650,182	16,592,983
	$ 38,157,817	$ 37,151,894

Director

Director

The accompanying notes are an integral part of the Financial Statements.

7 DYNAMIC OIL & GAS, INC. 2nd Quarter Interim Report as of September 30 2002

STATEMENTS OF OPERATIONS AND DEFICIT

Period Ended September 30	Three Months 2002	Three Months 2001	Six Months 2002	Six Months 2001
Revenue				
Natural gas, liquids and oil sales	$ 6,417,980	$ 6,886,466	$ 13,612,376	$ 13,535,840
Royalties	(1,055,828)	(1,323,739)	(2,816,604)	(3,329,538)
Production costs	(1,882,551)	(1,608,955)	(3,487,977)	(2,626,507)
	3,479,601	3,953,772	7,307,795	7,579,795
Alberta royalty tax credit	20,879	39,150	43,141	77,103
	3,500,480	3,992,922	7,350,936	7,656,898
Expenses				
General and administrative (schedule 1)	574,156	575,690	1,126,912	1,247,823
Interest expense on operating loan	156,645	192,227	308,465	196,138
Interest income	(170)	–	(1,291)	(22,066)
	730,631	767,917	1,434,086	1,421,895
Earnings from operations before the following:	2,769,849	3,225,005	5,916,850	6,235,003
Amortization and depletion (schedule 2)	1,574,379	1,216,056	2,942,724	2,049,421
Exploration expenses (schedule 3)	503,083	741,299	954,285	1,919,402
Gain on sale of oil interests	–	(4,918)	(2,139)	(4,918)
Earnings before taxes	692,387	1,272,568	2,021,980	2,271,098
Current income tax (recovery) expense	(261,357)	(853,020)	230,421	(494,020)
Future income tax expense	463,427	1,213,627	477,427	1,204,627
Earnings	490,317	911,961	1,314,132	1,560,491
Deficit, beginning of period	(3,497,724)	(46,749)	(4,321,539)	(695,279)
Premium on purchase and cancellation of common shares	(105,043)	(23,221)	(105,043)	(23,221)
(Deficit) retained earnings, end of period	$ (3,112,450)	$ 841,991	$ (3,112,450)	$ 841,991
Earnings per share				
basic	$ 0.02	$ 0.05	$ 0.06	$ 0.08
diluted	$ 0.02	$ 0.05	$ 0.06	$ 0.08

The accompanying notes are an integral part of the Financial Statements.

(All numbers stated in Canadian dollars and unless otherwise indicated, unaudited)

STATEMENTS OF OPERATIONS AND DEFICIT

8

STATEMENTS OF CASH FLOWS
NOTES TO UNAUDITED FINANCIAL STATEMENTS

STATEMENTS OF CASH FLOWS

Period Ended September 30	Three Months 2002	Three Months 2001	Six Months 2002	Six Months 2001
Operating activities				
Earnings	$ 490,317	$ 911,961	$ 1,314,132	$ 1,560,491
Add items not involving cash:				
Amortization and depletion	1,574,379	1,216,056	2,942,724	2,049,421
Future income taxes	463,427	163,893	477,427	513,893
Exploration expenses	503,083	741,299	954,285	1,919,402
Gain on sale of oil interests	-	(4,918)	(2,139)	(4,918)
Cash flow from operations	3,031,206	3,028,291	5,686,429	6,038,289
Changes in non-cash working capital affecting operating activities	(961,020)	(1,261,671)	184,913	(772,391)
Cash provided by operating activities	2,070,186	1,766,620	5,871,342	5,265,898
Financing activities				
Bank indebtedness	(201,638)	-	(402,857)	-
Operating loan	2,300,000	1,625,000	(1,750,000)	12,400,000
Shares issued for cash	-	-	-	114,300
Share repurchases	(256,933)	(63,155)	(256,933)	(63,155)
Cash provided by (used in) financing activities	1,841,429	1,561,845	(2,409,790)	12,451,145
Investing activities				
Purchase of capital assets	(821)	(14,019)	(36,456)	(88,583)
Natural gas and oil interests	(3,384,309)	(1,314,729)	(3,899,207)	(18,621,687)
Exploration expenses	(503,083)	(741,299)	(954,285)	(1,919,402)
Proceeds on sale of oil interests	-	4,918	2,139	4,918
Changes in non-cash working capital affecting investing activities	(23,402)	(1,272,502)	1,426,257	(577,887)
Cash used in investing activities	(3,911,615)	(3,337,631)	(3,461,552)	(21,202,641)
Increase (decrease) in cash and cash equivalents	-	9,166	-	(3,485,598)
Cash and cash equivalents				
beginning of period	-	17,016	-	3,493,448
end of period	$ -	$ 7,850	$ -	$ 7,850
Cash flow from operations per share				
basic	$ 0.15	$ 0.15	$ 0.28	$ 0.30
diluted	$ 0.15	$ 0.15	$ 0.28	$ 0.29

The accompanying notes are an integral part of the Financial Statements.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and accordingly do not include all disclosures required for annual financial statements.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered for a fair presentation have been included. Operating results for the three and six month periods ended September 30, 2002 are not necessarily indicative of the results that may be expected for the fiscal 2003 year-end.

These statements should be read in conjunction with the March 31, 2002 annual financial statements included in the 2002 Annual Report filed with the Securities Commissions. These financial statements reflect the same significant accounting policies as those described in the notes to the audited financial statements of Dynamic Oil & Gas, Inc. ("the Company") for the year ended March 31, 2002, except for the changes in accounting principles outlined below in Note 2.

9
DYNAMIC OIL & GAS, INC. 2nd Quarter Interim Report as of September 30 2002

Note 2. Change in Accounting Policies

Stock Based Compensation

Effective April 1, 2002, the Company adopted the new standard ("CICA 3870") recommended by The Canadian Institute of Chartered Accountants, Stock-Based Compensation and Other Stock-Based Payments. The new standard requires stock-based payments to non-employees, direct awards of stock and awards that, call for settlement in cash or other assets that are outstanding or are granted for fiscal years beginning on or after January 1, 2002, be accounted for using the fair value method of accounting. The fair value method is encouraged (but not required) for all other employee stock-based compensation awards, but other methods of accounting, such as the intrinsic value method, are permitted.

Under the fair value method, compensation expense is measured at the grant date and recognized over the service period using an option-pricing model. Under the intrinsic value method, compensation expense is determined as the difference between the market price of the underlying stock and the exercise price of the stock option at grant date.

While the Company accounts for stock-based payments to non-employees using the fair value method, it has elected to continue to use the intrinsic value method of accounting for stock options granted to employees and directors under its stock option plan. The Company has disclosed the required pro forma effect on earnings and earnings per share as if the fair value method of accounting as prescribed in CICA 3870 had been applied (see Note 4).

Note 3. Common Share Capital

a) Issued and Outstanding Shares

The following table sets forth the issued and outstanding common shares:

	September 30, 2002		March 31, 2002	
	#	$	#	$
Outstanding, beginning of the period	20,462,230	20,914,522	20,145,930	20,641,720
Shares issued for cash:				
Stock options exercised	–	–	495,100	455,420
Share repurchases and cancellations	(149,000)	(151,890)	(178,800)	(182,618)
Outstanding, end of period	20,313,230	20,762,632	20,462,230	20,914,522

b) Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended Sept. 30		Six Months Ended Sept. 30	
	2002	2001	2002	2001
Numerator:				
Earnings per year	490,317	911,961	1,314,132	1,560,491
Denominator:				
Weighted average number of common shares outstanding	20,406,639	20,312,455	20,406,639	20,312,455
Effect of dilutive stock options	9,885	311,500	9,885	311,500
Basic earnings per share	0.02	0.05	0.06	0.08
Diluted earnings per share	0.02	0.05	0.06	0.08

c) Options Outstanding

A summary of the status of the Company's stock option plan as of September 30 and March 31, 2002 is presented below:

	Number of Shares (#)	Weighted Average Option Price ($)
Outstanding at March 31, 2002	1,930,250	1.83
Granted	117,500	1.70
Exercised	–	–
Outstanding at September 30, 2002	2,047,750	1.83
Options exercisable at September 30, 2002	1,482,500	1.72

Options outstanding as at September 30, 2002 have expiry dates ranging from April 22, 2003 to August 22, 2012.

(All numbers stated are unaudited and in Canadian dollars, unless otherwise indicated.)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

10

Note 4. Stock Based Compensation

Had the Company recognized compensation costs for its stock option grants consistent with the methods recommended by CICA 3870 (see Note 2 – Stock Based Compensation), the Company's earnings and earnings per share would have been stated at the pro forma amounts as follows:

	Three Months Ended September 30, 2002	Six Months Ended September 30, 2002
Earnings:		
– as reported	490,317	1,314,132
– pro forma	404,073	1,137,497
Basic earnings per common share:		
– as reported	0.02	0.06
– pro forma	0.02	0.06
Diluted earnings per common share:		
– as reported	0.02	0.06
– pro forma	0.02	0.06

The fair values of the stock option grants were estimated based on the dates of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free average interest rates of 4.3%, dividend yield of 0.0%; estimated volatility of 57%; and estimated lives of 5 years.

SCHEDULE 1: GENERAL AND ADMINISTRATIVE

Period Ended September 30	Three Months		Six Months	
	2002	2001	2002	2001
Advertising and promotion	$ 49,467	$ 61,888	$ 100,182	$ 110,899
Insurance	39,809	73,568	81,618	85,062
Interest	24,976	5,188	25,471	57,761
Office and printing	93,557	93,417	221,400	226,950
Professional fees	96,372	96,229	186,957	273,931
Provincial capital taxes	8,918	44,424	17,836	65,416
Regulatory and other fees	41,313	40,473	57,046	48,223
Rent	21,856	21,806	44,768	43,661
Salaries and benefits	253,356	211,299	512,894	422,432
Telephone	6,065	4,219	10,489	8,098
Travel	14,090	7,079	21,657	12,717
Cost recoveries	(75,623)	(83,900)	(153,406)	(107,327)
	$ 574,156	$ 575,690	$ 1,126,912	$ 1,247,823

SCHEDULE 2: AMORTIZATION AND DEPLETION

Amortization and depletion	$ 1,510,062	$ 1,234,823	$ 2,814,900	$ 2,088,267
Future removal, site restoration	100,769	45,335	201,538	90,670
Amortization, deferred financing costs	–	–	–	–
Amortization, deferred gain on sale	(36,452)	(64,102)	(73,714)	(129,516)
	$ 1,574,379	$ 1,216,056	$ 2,942,724	$ 2,049,421

SCHEDULE 3: EXPLORATION EXPENSES

Drilling	$ 179,470	$ 594,945	$ 365,744	$ 1,610,990
Seismic data activity	251,124	114,888	503,303	251,432
Non-producing lease rentals	51,145	11,455	50,058	22,449
Property investigations	21,344	20,011	35,180	34,531
	$ 503,083	$ 741,299	$ 954,285	$ 1,919,402

STATEMENT OF EXECUTIVE REMUNERATION

During Q2 fiscal 2003, we did not pay any cash compensation to our directors, in their capacities as such. We paid salaries to four executive officers and royalties pursuant to agreements with three of those executive officers. The salaries and royalties paid in Q2 fiscals 2003 and 2002 totaled $291,379 and $275,425, respectively.

NOTES TO UNAUDITED FINANCIAL STATEMENTS
SCHEDULES

11 DYNAMIC OIL & GAS, INC. 2nd Quarter Interim Report as of September 30 2002